Corresp

Allen & Overy LLP
1221 Avenue of the Americas
New York NY 10020
Ms. Kathleen Collins
Securities and Exchange Commission	Tel	212 610 6300
Division of Corporation Finance	Fax	212 610 6399
100 F Street, N.E.	Direct	212-610-6471
Washington, DC 20549	Peter.Harwich@allenovery.com
9 October 2006

Re:	SAP AG
Form 20-F for the Fiscal Year Ended December 31, 2005, Filed March 22, 2006
Forms 6-K Furnished January 11, 2006, January 26, 2006, April 21, 2006, May 23, 2006,
July 13, 2006, July 21, 2006 and August 30, 2006
File No. 001-14251
Dear Ms. Collins:
By letter dated September 12, 2006, the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the annual report on Form 20-F filed on March 22, 2006, and to the reports on Form 6-K of SAP AG (“SAP” or the “Company”) furnished to the Commission on January 11, 2006, January 23, 2006, April 21, 2006, May 23, 2006, July 13, 2006, July 21, 2006 and August 30, 2006.
For your convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below each comment.
General
1.	We note your use of non-GAAP measures throughout your 20-F and your 6-K’s referenced above. Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:
(a)	In your 20-F and your 6-K’s where you include non-GAAP financial measures, (e.g. pro forma operating income, pro forma net income, free cash flow, etc.) tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures;
•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since most of these measures appear to be used to evaluate performance.

Response:
Item 10(e) of Regulation S-K (“Item 10(e)”) under the Securities Exchange Act of 1934 (the “Exchange Act”) applies to documents filed with the Commission, whereas Regulation G (“Regulation G”) under the Exchange Act applies to a broader category of communications. The Company believes an appropriate response to this question requires the Company to distinguish between its Annual Report on Form 20-F for the year ended December 31, 2005 (the “Form 20-F”), which was filed with the Commission, and its subsequent Forms 6-K, which were not filed with but rather furnished to the Commission.
Form 20-F
In its Form 20-F SAP discloses pro forma operating income and constant currency growth rates.
Pro Forma Operating Income
Pages 49 and 56-57 of Form 20-F includes the Company’s disclosure that “pro forma operating income” is a non-GAAP measure that provides the investment community with meaningful information because it focuses attention on the financial performance of SAP’s core operations by excluding acquisition related charges and settlement of stock-based compensation expenses. SAP believes this measure is useful for the investment community because it is a measure SAP management uses in assessing its group performance as well as being a key component of management’s and employees’ bonus targets.
Constant Currency Comparative Data
SAP does not provide “constant currency basis” information for total amounts of revenues, costs, operating income, net income or other items presented in its financial statements. SAP provides information about the effects currency exchange rate fluctuations have on income statement line items by disclosing percentage and Euro amount fluctuations on the respective line items based on constant currencies. SAP provides such information on growth rates and fluctuations to show how currency fluctuations impacted certain P&L captions. SAP believes that such information about growth rates and balance fluctuations helps investors to perceive the effect on SAP’s revenue and income growth independent of changes in currency exchange rates. While other types of business have the ability to distinguish between revenue growth and number of units sold (e.g. car dealers, etc) these two growth measures cannot be reasonably applied by SAP because there are no standard units in SAP’s product and service offering. SAP management therefore believes it is important for investors to have information about SAP’s underlying sales growth by presenting revenue changes adjusted for foreign currency effects. SAP has disclosed this information consistently rather than selectively even when the growth measures at constant currency rates were smaller.
In accordance with Item 10(e)(i)(C) of Regulation S-K, SAP undertakes to provide more detail in future annual reports on Form 20-F to explain the reasons why management believes presentation of constant currency information provides useful information to investors. For this purpose SAP intends to use the following wording: “SAP management believes it is important for investors to have information that provides insight into its sales growth. Revenue amounts determined under US GAAP provide information that is useful in this regard. Period over period changes in such revenue amounts are impacted by both growth in sales volume as well as currency effects. Under its business model SAP does not sell standardized units of products and services. Therefore SAP cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. In order to provide additional information that is useful to investors in evaluating sales volume growth SAP presents information about its revenue and income growth adjusted for foreign currency effects.”

Form 6-K
We note that Item 10(e) is not applicable to reports furnished to the Commission under Form 6-K. Unless expressly incorporated by reference into a filing under the Securities Act of 1933, reports on Form 6-K are not deemed filed with the Commission for purposes of compliance with Item 10(e). None of the reports on Form 6-K cited in the caption of the Staff’s letter has been filed or deemed filed with the Commission.
Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.
Response:
SAP believes that the primary focus of its disclosures is on SAP’s US GAAP performance. SAP also believes that it is helpful for investors to additionally receive information on financial data (both past and future oriented) that are important to SAP’s management in running SAP’s business. SAP has implemented an integrated management approach. The Company manages the performance of its group on a consistent basis for its planning, forecasting, reporting, compensation and external communications. This approach to manage the performance of the group generally holds both management and employees responsible for financial amounts they can actually influence, and not responsible for certain amounts they cannot directly influence. Management identified two operating cost elements that management and employees cannot influence directly: stock-based compensation and acquisition-related charges. SAP management and its employees cannot directly affect the expense for stock-based compensation because the fair value of SAP’s stock which directly impacts its share-based compensation expense is heavily influenced by factors outside of the control of the Company, including the overall stock market and the share price fluctuations of other companies in the same industry. As a substantial portion of SAP’s stock-based compensation plans are cash settled (i.e., liability-classified) plans, SAP’s stock based compensation expense — if not hedged — fluctuates in response to share price movements. Although acquisition-related charges include recurring items from past acquisitions such as amortization of acquired intangible assets, they also include an unknown component relating to current year acquisitions for which the Company has not yet finalized its purchase price allocation and therefore, cannot accurately assess the impact of the acquisition related charges. Similarly, the Company’s pro forma net income also excludes any impairment-related charges resulting from other-than-temporary declines in the market value of minority investments, which by their very nature are outside of the Company’s control.
SAP’s consistent internal use of its pro-forma financial data is reflected in its external communication to the financial markets in multiple ways:
•	SAP voluntarily provides financial guidance for a period of one fiscal year by disclosing a quantitative outlook for pro-forma operating margin and for pro-forma earnings per share (see page 63 of SAP’s 2005 annual report on Form 20-F). SAP also provides financial guidance for a period of two fiscal years by disclosing a quantitative outlook for pro-forma operating margin (see page 64 of SAP’s 2005 annual report on Form 20-F). The guidance is provided on pro-forma operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflect the operational performance that management can directly influence and reasonably forecast for the periods covered by the guidance. Furthermore by providing guidance based on pro-forma information SAP avoids frequent changes to its market guidance due to changes in acquisition-related expenses and impairment-related charges (which are non-recurring) and to the cost of stock-based compensation, which fluctuates based on changes in the price of the Company’s shares (which management cannot directly influence).

•	In discussing its performance during the reporting period SAP reviews the achievement of the guidance provided at the beginning of the year (see pages 49, 56 of SAP’s 2005 annual report on Form 20-F).

•	In its segment reporting SAP describes its measures of segment contribution and segment profitability data provided exclude stock-based compensation and acquisition-related charges (see pages F-54 of SAP’s 2005 annual report on Form 20-F).

•	In providing information on management compensation, SAP describes that the performance-related compensation of SAP’s Executive Board members depends on the SAP Group’s achievement of its targets for pro-forma operating income before stock-based compensation expenses and acquisition-related charges and on software revenue growth.

For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue.
Response:
SAP believes that the amortization of intangible assets, particularly those related to acquired technology and similar assets, is relevant for investors because the use of the assets contributes to the generation of revenues. SAP does not exclude these items to selectively improve performance but rather to avoid unplanned fluctuation that results from SAP’s inability to anticipate future good opportunities for business combinations or major acquisitions of third party intellectual property. However, SAP management also believes eliminating the effect that required, for example, expensing of acquired “In-process Research and Development” immediately upon acquisition provides meaningful comparative information to investors as well as management if presented in addition and not as a substitute to financial data prepared under US GAAP. As a result, SAP decided in 2001 to exclude amortization of these assets.
Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.
Response:
It is the Company’s belief that in order to ensure accountability and motivate employees it is important to compensate them based on measures or targets that they can influence. As discussed above, management and employees cannot directly influence the fair value of the stock because it is subject to market influences not controlled by the Company. While equity-settled programs do not create significant volatility, cash-settled programs such as SAP’s STAR program can unless hedged entirely. As a result SAP does not include stock-based compensation expense in pro forma financial targets on which the bonus of management and employees is based. SAP management does not see material limitations associated with the use of these non-GAAP figures and uses these non-GAAP financial measures to understand its business. SAP management believes it is important for the investor to see SAP through its management’s eyes, and to assess the Company with the same non-GAAP measures that management uses, so long as such information is presented no more prominently than GAAP figures.
(b)	We note your use of the non-GAAP measure, “free cash flow” in certain of your Form 6-K’s. Tell us whether management believes that “free cash flows” is a measure of performance or a measure of liquidity. Additionally, tell us how you considered Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following information in your disclosures: (1) the reasons for its usefulness, (2) its limitations when used as a non-GAAP measure, (3) a clear description of its calculation and (4) the necessary reconciliation to its most directly comparable GAAP financial measure.

Response:
The Company believes that free cash flow initially is a measure of liquidity. However, at least in the Company’s industry a strong liquidity is often seen as an indirect indicator for future performance as a strong liquidity increases a company’s flexibility in broadening its business, investing in new business, responding to volatility of economies etc..
The Company clearly states in its reports furnished under Form 6-K on January 26, 2006, April 21, 2006, May 23, 2006, July 21, 2006, and August 30, 2006 that its use of “free cash flow” is an additional financial measure and does not replace the operating cash flow, which is a measure prepared in accordance with GAAP. The Company’s clear description of “free cash flow” as a supplemental measure prevents the non-GAAP measure of “free cash flow” from obscuring the GAAP measure of operating cash flow.
In addition, as discussed above, because the Company does not file its reports on Form 6-K with the Commission, the requirements of Item 10(e), including the guidance in Question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, do not apply to those reports.
(c)	We note in certain of your Form 6-K’s that your calculation of EBITDA in your non-GAAP measure “pro forma EBITDA” is different than that as defined in Item 10(e)(1)(ii)(A) of Regulation S-K. Tell us how you considered Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in using a description other than EBITDA for this non-GAAP measure to clearly identify all adjustments (e.g. minority interest, foreign currency gains/losses, etc.).
Response:
As discussed above, because the Company’s Form 6-Ks are not filed or deemed filed with the Commission the requirements of Item 10(e), including the guidance in Question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, do not apply to those reports.
(d)	We note in certain of your Form 6-K’s you adjust revenue and operating income using a constant currency rate which creates a non-GAAP measure. Tell us how you considered including the necessary reconciliation to its most directly comparable GAAP financial measure.
Response:
As outlined above SAP does not provide “constant currency basis” information for total amounts of revenues, costs, operating income, net income or other items presented in its financial statements. SAP provides information about the effects currency exchange rate fluctuations have on income statement line items by disclosing percentage and Euro amount fluctuations on the respective line items based on constant currencies. SAP believes the most straightforward presentation of the reconciliation between “actual” and “constant currency” percentage and Euro amount fluctuations is the side by side presentation provided in the text. The basis of the calculation is described in footnote 1) at the end of each earnings release.
(e)	We note in your disclosures that you believe certain non-GAAP measures can help investors fully assess the financial performance of your “core” operations. Explain what you mean by “core” operations. If you intend to use this terminology in your future periodic reports, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operations.

Response:
SAP regards as its “core operations” its activities in the area of developing and licensing software solutions and the sale of maintenance, consulting services and training services associated with its software products. Core operations would exclude corporate activities that primarily generate finance income or other activities outside the activities described above.
SAP undertakes to clarify this definition in future Form 20-F filings.
(f)	We note your use of the term “pro forma” to describe certain of your non-GAAP measures (e.g. pro forma operating income, pro forma operating margin, pro forma EPS, etc.). Please note that it is not appropriate for you to use this term in your [sic] since you have not used the term as contemplated in regulation S-X. It appears such disclosures should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.
Response:
The term “pro forma” is a generic designation that indicates that financial information is being presented with one or more hypothetical conditions built into the data. While Article 11 of Regulation S-X (“Regulation S-X”) under the Exchange Act contains specific pro forma presentation and content requirements, we do not believe that Regulation S-X specifically or the Exchange Act generally requires registrants to avoid the use of terms in their public disclosure that happen to be used in a certain manner in Commission rules. We believe the appropriate test is whether a caption designation adequately distinguishes its purpose and is not misleading. The Company believes its disclosures of the elements of “pro forma operating income” as well as the subsequent explanatory disclosure called for by Item 10(e) clearly distinguish that non-GAAP financial measure from any pro forma financial information required to be disclosed under Article 11 of Regulation S-X and that the possibility of investor confusion is minimal.
Form 20-F for the year ended December 31, 2005
Item 15. Controls and Procedures, page 124
2.	We note your definition of “disclosure controls and procedures” included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your future filings.
Response:
The Company’s disclosure controls and procedures for the relevant periods met all the requirements of Rule 13a-15. The disclosure in the first three sentences of Item 15 of Form 20-F was not intended to describe any limitation on the scope of disclosure controls and procedures subject to assessment, but rather reflects an effort to provide clarification through illustrative examples. The Company will in future filings on Form 20-F insert the phrase “among other things” after the word “ensure” in the first sentence of Item 15 of Form 20-F. The Company will also add the phrase “in accordance with Rule 13a-15” at the end of the second sentence and will add the phrase “as defined in Rule 13a-15” after the phrase “disclosure controls and procedures” in the final sentence of Item 15.

Consolidated Statements of Income, page F-2
3.	We note you include maintenance revenue associated with your software as product revenue in your Consolidated Statements of Income. Tell us why you believe this classification is appropriate and how you considered including this line item as service revenue in your Consolidated Statements of Income. Refer to Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X.
Response:
Substantially all of the amounts reported as maintenance revenues in SAP’s Consolidated Financial Statements of Income represent fees earned from customers who purchased SAP’s standard maintenance offering. Under SAP’s standard maintenance offering SAP provides customers with technical support and unspecified software upgrades, updates and enhancements. SAP believes the classification of maintenance revenue as a component of product revenue in SAP’s Consolidated Statements of Income is appropriate for the following reasons:
1.	SAP cannot separate the revenues or costs associated with the two components that comprise its standard maintenance offering: (i) technical support, which represents a service element, and (ii) unspecified software upgrades, updates and enhancements, which represent a software element. SAP does not sell the technical support component apart from unspecified software upgrades, updates and enhancements and does not sell software upgrades, updates and enhancements apart from technical support. In addition, Vendor Specific Objective Evidence of Fair Value (VSOE) only exists for the combined standard maintenance offering, and SAP is not aware of any reasonable method that can be used to bifurcate the service element (technical support) from the software element (unspecified upgrades, updates and enhancements).

2.	SAP rarely sells software without also entering into a maintenance contract with the customer. Therefore, substantially all software customers are, at least initially, maintenance customers as well.
We believe this strong link between software and maintenance, coupled with the significant software element embedded in the maintenance offering, is a reasonable basis for classifying maintenance revenue as a component of product revenue.
SAP has always reported maintenance revenue as a separate line item in the product revenue section of its income statement to provide insight into the different components of our product revenue. In recognition of the Staff’s comment, we intend to include the following disclosure in the Summary of Significant Accounting Policies footnote in SAP’s 2006 Annual Report on Form 20-F to ensure it is clear that maintenance is comprised of both software and service elements:
Product revenue consists of software revenue and maintenance revenue. Software revenue represents fees earned from the sale or license of software to customers. Maintenance revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates and enhancements. SAP does not separately sell technical support services or unspecified software upgrades, updates and enhancements. Accordingly, SAP does not distinguish within product revenue or cost of product the amounts attributed to technical support services and unspecified software upgrades, updates and enhancements.
SAP also intends to add clarifying language in the business description in Item 4 of its 2006 Annual Report on Form 20-F about the nature of the elements offered to customers as part of maintenance.

Note (3) Summary of Significant Accounting Policies
Revenue Recognition, page F-9
4.	We note you enter into joint development agreements with your customers and that these customers contribute cash, resources, and industry expertise in exchange for license rights for the future solution. Explain the following as it relates to your revenue recognition policy for joint development agreements:
•	The authoritative literature applied in accounting for these arrangements;

•	Whether the development of software under these agreements involve significant production, modification or customization of your existing software;

•	Whether technological feasibility has been achieved prior to entering into the joint development agreements;

•	Whether the cash contributed by the customer is refundable and how such cash is accounted for upon receipt; and

•	If you are successful in developing the software under the joint development agreement, is the license awarded to the customer exclusive or do you have the right to use or sell the resulting software developed.
Response:
SAP’s joint development agreements referred to above and in Notes (3) and (8) to its consolidated financial statements for the year 2005 are projects in which SAP develops for unrelated third party customers software according to specifications provided by the customer. Under these arrangements the customer commits to pay cash for a license of the developed software, specify the requirements for the developed software, and cooperate with SAP during the development process by contributing resources and business know-how, reviewing documents created during the project, monitoring the development process, providing test cases and test data, and conducting the functional and acceptance tests.
Given the significant customer involvement in specifying the features and functionalities included in the intellectual property to be developed, technological feasibility is not achieved prior to entering into the development arrangement. Because technological feasibility of the software to be developed has not been established prior to the arrangement being entered into, paragraph 10 of SFAS 68 applies and the arrangement is accounted for as an obligation to deliver software products and/or perform software development services. SAP therefore recognizes revenue based on the provisions of SOP 97-2 in the same manner as arrangements that do not involve the receipt of proceeds from a customer prior to completion of the related product development.
These joint development arrangements involve significant production and significant modification or customization of existing software. Therefore, paragraph 7 of SOP 97-2 requires SAP to account for these arrangements using contract accounting in conformity with ARB 45 and SOP 81-1. Most development arrangements are accounted for using the percentage-of-completion method of accounting pursuant to paragraph 23 of SOP 81-1 because SAP can make reasonably dependable estimates related to the extent of its progress toward completion of the development, contract revenues and contract costs. The accounting policy of applying the percentage-of-completion method to the development arrangements is mentioned in the accounting policy section (Note (3)) of SAP’s consolidated financial statements.
The cash paid by the customer provides them with a perpetual license to the developed software. Customers are usually required to pay their fee in instalments based on the achievement of contractual milestones and pay nothing or only a small portion at the outset of the arrangement. The arrangements do not guarantee repayment of the funds to the customer nor entitle the customer to receive any portion of the funding regardless of the outcome of the development effort. SAP is not obligated and has no intention to repay any amounts or otherwise reimburse the customer unless SAP fails to develop the software in accordance with the terms of the arrangement.

SAP owns the intellectual property it develops and can use the developed software internally or can sell or license it to other customers.
5.	We also note that beginning in 2005 you classified development costs associated with your joint development agreements as a Cost of Product as opposed to a Research and Development expense as previously classified. Additionally, we note that you made adjustments to your 2004 and 2003 Cost of Product and Research and Development expense to properly classify these development costs. Tell us the reasons for this reclassification and why you believe the classification of these costs as a Cost of Product is appropriate including a reference to the authoritative literature that supports this classification.
Response:
As outlined in response to Question 4 above, the work performed by SAP under the development arrangements referred to in Notes (3) and (8) to its 2005 consolidated financial statements are software development efforts that result in intellectual property owned by SAP. SAP has a history of frequently marketing the software developed under such development arrangements to other customers. As such the cost incurred to perform the development efforts under the development arrangements meet the definition of research and development costs of computer software as defined in paragraph 3 of SFAS 86. Therefore, historically SAP classified the costs to develop software pursuant to the aforementioned development arrangements as Research and Development expense in our consolidated statements of income.
In late 2005, we determined that because these development arrangements are accounted for in accordance with SOP 81-1, pursuant to the provisions of SFAS 68 and SOP 97-2, the costs incurred in connection with those arrangements should have been accounted for as contract costs as defined by paragraphs 69 and 72 of SOP 81-1. Under Rule 5-03(b)2 of Regulation S-X of the Exchange Act, SAP determined that such contract costs should be classified as Cost of Product in our statements of income.
As a result of the conclusion that these costs should be reported as Cost of Product expense, and not Research and Development expense, SAP determined that such 2004 and 2003 software development costs were misclassified as well, and that such misclassifications were errors as defined in paragraph 13 of APB 20.
Additionally, provide us your materiality analysis relating to this change in presentation pursuant to SAB 99 and explain how you considered the impact on gross margins and gross profit percentage within that analysis. Further, tell us how you considered ABP 20 in determining this change was not a correction of an error.
Response:
As described above, SAP determined that changes to the amounts previously reported in 2003 and 2004 was a correction of an error and constitutes prior period adjustments. Further, SAP believes that the disclosures made about the corrections in Notes (1) and (8) to the 2005 consolidated financial statements for these prior period adjustments are consistent with the applicable requirements in APB 20. Consequently, SAP does not believe there was a need to perform a SAB 99 evaluation in this regard because the appropriate prior period adjustments and related disclosures were made.
SAP also evaluated whether an amendment of its previously filed 2004 Annual Report on Form 20-F was necessary. Management in consultation with its internal and external counsel, determined that it was not necessary to amend its previously filed 2004 Annual Report on Form 20-F primarily because the error was detected late in the 2005 financial statement closing process and the issuance of the 2005 financial statements was imminent at the time when the error was detected.

Note (19) Liquid Assets, page F-30
6.	We note in 2005 you began classifying certain variable rate demand notes as liquid assets as opposed to cash and cash equivalents and that you have adjusted the 2004 and 2003 amounts to conform to this classification. Tell us the reasons for this reclassification and why you believe the classification of these variable rate demand notes as liquid assets is appropriate including a reference to the authoritative accounting literature that supports this presentation.
Response:
Historically SAP classified variable rate demand notes (“VRDN”), which contain an unconditional “put option” giving the holder (SAP) the right to put the VRDN at par to a third party within three months, as cash equivalents. The put option within these VRDNs enabled SAP to convert the VRDN into a known amount of cash (i.e., par). SAP believed this tender feature provided the necessary liquidity to support classification of the VRDNs as cash and cash equivalents according to SFAS 95, even though the maturity of the VRDN to the issuer was usually much longer than three months.
Towards the end of the 2005 financial statement closing process, SAP became aware of discussions among some of the large public accounting firms and the FASB about whether VRDNs that contain put options for a person other than the issuer can ever be classified as cash equivalents under SFAS 95 when the original maturity date of the VRDN exceeds three months. SAP revisited its classification policy and determined that VRDNs containing a right to put the instrument back to parties other than the issuer within three months should not be classified as cash equivalents under SFAS 95 unless the original maturity of the VRDN is within three months. This is because VRDNs generally have long-term maturity dates and, absent a put to the issuer, have no guarantee of liquidity to justify classification as cash equivalents under paragraphs 8 and 9 of SFAS 95.
Although VRDNs do not qualify as cash equivalents under SFAS 95, they do represent highly liquid investments that SAP has always been able to convert into known amounts of cash as needed. SAP presents its balance sheet in a format based on German principles (“HGB”) to the extent such presentation is consistent with US GAAP presentation requirements. The HGB format has a focus on liquidity. Accordingly, SAP has always presented its highly liquid investments separately in its balance sheet. In its 2006 Annual Report on Form 20-F SAP intends to reformat its balance sheet presentation from the HGB-based format to a classified balance sheet format. In connection with that change, SAP will classify VRDNs as marketable securities for all balance sheets presented.
Additionally, provide us your materiality analysis relating to this change in presentation pursuant to SAB 99. Further, tell us how you considered ABP 20 in determining this change was not a correction of an error.
Response:
As a result of its determination in 2005 that VRDNs should not be classified as cash equivalents, SAP determined that its 2004 and 2003 balances of cash and cash equivalents were misstated due to errors in the classification of VRDNs. Therefore, SAP determined that changes to the amounts previously reported in 2003 and 2004 was a correction of an error and constitutes prior period adjustments. Further, SAP believes that the disclosures made about the corrections in Notes (1) and (19) to the 2005 consolidated financial statements for these prior period adjustments are consistent with the applicable requirements in APB 20. Consequently, SAP does not believe there was a need to perform a SAB 99 evaluation in this regard because the appropriate prior period adjustments and related disclosures were made.
As was the case with the correction of the error described in our response to Comment 5 above SAP also evaluated whether an amendment of its previously filed 2004 Annual Report on Form 20-F was necessary. Management in consultation with its internal and external counsel, determined that it was not necessary to amend its previously filed 2004 Annual Report on Form 20-F primarily because the error was detected late in the 2005 financial statement closing process and the issuance of the 2005 financial statements was imminent at the time when the error was detected.
Forms 6-K filed May 23, 2006 and August 30, 2006
Notes to the Interim Financial Statements
Stock-Based Compensation, page 13
7.	We note that you adopted SFAS 123(R) on January 1, 2006. Please tell us how you considered the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all of the disclosures required by paragraphs A240-242 of Statement 123(R) in these Forms 6-K.
Response:
The Company intends to provide all relevant disclosure required by SFAS 123(R) including the disclosures required by paragraphs A240-A242 in its 2006 Annual Report on Form 20-F. The Company is not required under German law or stock exchange rules to provide supplemental quarterly disclosure of the sort specified in SFAS 123(R) in its interim financial information nor has the Company voluntarily elected to do so. As a result, in accordance with General Instruction B of Form 6-K, no such disclosure is required to be included in its reports on Form 6-K.
* * * * *
SAP acknowledges that:
•	SAP is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SAP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
If you have any questions about the foregoing, please do not hesitate to contact the undersigned at (212) 610-6300.
Sincerely,
Peter Harwich
cc:  Dr. Werner Brandt